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                             June 30, 2020

       Jeffrey Herbers
       Chief Financial Officer
       Cypress Environmental Partners, L.P.
       5727 South Lewis Avenue
       Suite 300
       Tulsa, OK 74105

                                                        Re: Cypress
Environmental Partners, L.P.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            Form 10-Q/A for
Fiscal Quarter Ended March 31, 2020
                                                            File No. 001-36260

       Dear Mr. Herbers:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q/A for Fiscal Quarter Ended March 31, 2020

       Note 2 - Basis of Presentation and Summary of Significant Accounting Policies
       Goodwill, page 11

   1. We note you performed a quantitative impairment analysis of the goodwill allocated to your Environmental
Services segment and determined that goodwill was not impaired. To the extent that the
estimated fair value of your Environmental Services segment was not substantially in excess
of its carrying value, please disclose the percentage by which fair value exceeded the
carrying value in management's discussion and analysis.



              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jeffrey Herbers
Cypress Environmental Partners, L.P.
June 30, 2020
Page 2

      You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa, Accounting
Branch Chief, at (202) 551-3650 with any questions.



FirstName LastNameJeffrey Herbers                      Sincerely,
Comapany NameCypress Environmental Partners, L.P.
                                                       Division of Corporation
Finance
June 30, 2020 Page 2                                   Office of Energy &
Transportation
FirstName LastName